Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2020

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary
obligations during the quarter:

Summary information in respect of purchases and sales of
ADB's primary obligations in the third quarter of 2020 is set out
in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September
2020 have not been approved by the ADB's Board of Directors
but will be provided following approval.

(3) Copies of any material modifications or amendments during
such quarter of any exhibits previously filed with the
Commission under any statute:

On 1 September 2020, Ashok Lavasa succeeded Diwakar
Gupta as Vice President for Private Sector Operations and
Public-Private Partnerships.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2020

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1443_GMTN1162_00_2	3-Sep-20	3-Mar-31	AUD100mn 1.15% Notes due 3 March 2031	AUD	100,000,000.00
			AUD TOTAL		**100,000,000.00**
1325_GMTN1049_03_1	3-Aug-20	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1325_GMTN1049_04_1	24-Sep-20	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1388_GMTN1107_01_2	14-Jul-20	16-Jan-23	CNY110mn 2.715% Notes due 16 January 2023	CNY	110,000,000.00
			CNY TOTAL		**310,000,000.00**
1288_GMTN1013_01_1	11-Sep-20	7-Mar-25	GBP250mn 1.375% Notes due 7 March 2025	GBP	250,000,000.00
1449_GMTN1166_00_2	17-Sep-20	17-Sep-24	GBP50mn 0.15% Callable Notes due 17 September 2024	GBP	50,000,000.00
1452_GMTN1167_00_2	17-Sep-20	17-Sep-24	GBP100mn 0.25% Callable Notes due 17 September 2024	GBP	100,000,000.00
			GBP TOTAL		**400,000,000.00**
1438_GMTN1156_00_2	21-Aug-20	22-Aug-22	HKD390mn 0.345% Notes due 22 August 2022	HKD	390,000,000.00
1439_GMTN1157_00_2	19-Aug-20	20-Aug-21	HKD200MN 0.26% Notes due 20 August 2021	HKD	200,000,000.00
1441_GMTN1159_00_2	25-Aug-20	26-Aug-21	HKD115mn 0.288% Notes due 26 August 2021	HKD	115,000,000.00
1445_GMTN1163_00_2	8-Sep-20	9-Sep-21	HKD300mn 0.32% Notes due 9 September 2021	HKD	300,000,000.00
1447_GMTN1164_00_2	10-Sep-20	9-Sep-22	HKD300mn 0.48% Notes due 9 September 2022	HKD	300,000,000.00
1448_GMTN1168_00_2	11-Sep-20	13-Sep-21	HKD115mn 0.32% Notes due 13 September 2021	HKD	115,000,000.00
1450_GMTN1169_00_2	15-Sep-20	16-Sep-21	HKD200mn 0.305% Notes due 16 September 2021	HKD	200,000,000.00
1453_GMTN1170_00_2	17-Sep-20	18-Sep-21	HKD250mn 0.30 per cent. Notes due 18 September 2021	HKD	250,000,000.00
1454_GMTN1171_00_2	17-Sep-20	20-Sep-21	HKD100mn 0.305% Notes due 20 September 2021	HKD	100,000,000.00
1455_GMTN1172_00_2	21-Sep-20	22-Sep-21	HKD200mn 0.25% Notes due 22 September 2021	HKD	200,000,000.00
1456_GMTN1173_00_2	23-Sep-20	24-Sep-21	HKD500mn 0.30% Notes due 24 September 2021	HKD	500,000,000.00
			HKD TOTAL		**2,670,000,000.00**
1442_GMTN1160_00_2	27-Aug-20	24-Feb-22	JPY2.736bn 1.30% Callable Dual Currency Notes due 24 February 2022	JPY	2,736,000,000.00
			JPY TOTAL		**2,736,000,000.00**
1446_NZDM0011_00_1	11-Sep-20	11-Sep-25	NZD325mn 0.375% Notes due 11 September 2025	NZD	325,000,000.00
			NZD TOTAL		**325,000,000.00**
1436_GMTN1154_00_2	17-Aug-20	17-Aug-25	PLN19mn 0.43% Notes due 17 August 2025	PLN	19,000,000.00
			PLN TOTAL		**19,000,000.00**
1451_GMTN1165_00_2	15-Sep-20	15-Sep-23	RUB1.0bn 3.75% Notes due 15 September 2023	RUB	1,000,000,000.00
			RUB TOTAL		**1,000,000,000.00**
1428_GMTN1146_00_2	7-Jul-20	8-Jul-21	TRY350mn 13.25% Notes due 8 July 2021	TRY	350,000,000.00
1435_GMTN1153_00_2	14-Aug-20	14-Feb-22	TRY350mn 20.50% Notes due 14 February 2022	TRY	350,000,000.00
			TRY TOTAL		**700,000,000.00**
1057_GMTN0797_28_2	2-Jul-20	15-Dec-21	USD150mn Floating Rate Notes due 15 Dec 2021	USD	150,000,000.00
1057_GMTN0797_29_2	13-Jul-20	15-Dec-21	USD100mn Floating Rate Notes due 15 Dec 2021	USD	100,000,000.00
1057_GMTN0797_30_2	23-Jul-20	15-Dec-21	USD100mn Floating Rate Notes due 15 Dec 2021	USD	100,000,000.00
1057_GMTN0797_31_2	22-Sep-20	15-Dec-21	USD100mn Floating Rate Notes due 15 Dec 2021	USD	100,000,000.00
1429_GMTN1147_00_2	22-Jul-20	22-Jul-30	USD50mn 0.80 per cent. Notes due 22 July 2030	USD	50,000,000.00
1430_GMTN1148_00_2	22-Jul-20	22-Jul-30	USD50mn 0.80 per cent. Notes due 22 July 2030	USD	50,000,000.00
1431_GMTN1149_00_1	14-Jul-20	14-Jul-23	USD 4.0bn 0.25% Global Notes due 14 July 2023	USD	4,000,000,000.00
1432_GMTN1150_00_2	29-Jul-20	29-Jul-30	USD30mn .90% Callable Notes due 29 July 2030	USD	30,000,000.00
1433_GMTN1151_00_2	30-Jul-20	30-Jul-30	USD10mn .90% Callable Notes due 30 July 2030	USD	10,000,000.00
1434_GMTN1152_00_2	17-Aug-20	17-Aug-30	USD20mn .90% Callable Notes due 17 August 2030	USD	20,000,000.00
1437_GMTN1155_00_2	21-Aug-20	22-Aug-22	USD19.60mn 0.19% Notes due 22 August 2022	USD	19,600,000.00
1440_GMTN1158_00_2	1-Sep-20	1-Sep-30	USD50mn 1.00% Callable Notes due 1 September 2030	USD	50,000,000.00
1444_GMTN1161_00_1	3-Sep-20	3-Sep-25	USD3bn .375% Global Notes due 3 September 2025	USD	3,000,000,000.00
			USD TOTAL		**7,679,600,000.00**



ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2020

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
GEL						
GEL	1385_GMTN1104_0_2	14-Jul-21	10-Jul-20	GEL85.080mn Amortizing Floating Rate Notes due 14 July 2021	21,270,000.00	0.00 [a]
				GEL - TOTAL	21,270,000.00	0.00
HKD						
HKD	1278_GMTN1003_00_2	19-Jul-20	19-Jul-20	HKD100mn 2.21% notes due 19 July 2020	0.00	100,000,000.00
HKD	1359_GMTN1080_00_2	13-Aug-20	13-Aug-20	HKD100mn 1.762% Notes due 13 August 2020	0.00	100,000,000.00
HKD	1360_GMTN1081_00_2	14-Aug-20	14-Aug-20	HKD115mn 1.725% Notes due 14 August 2020	0.00	115,000,000.00
HKD	1362_GMTN1082_00_2	24-Aug-20	24-Aug-20	HKD100mn 1.73% Notes due 24 August 2020	0.00	100,000,000.00
HKD	1363_GMTN1083_00_2	24-Aug-20	24-Aug-20	HKD115mn 1.81% Notes due 24 August 2020	0.00	115,000,000.00
HKD	1364_GMTN1084_00_2	11-Sep-20	11-Sep-20	HKD115mn 1.778% Notes due 11 September 2020	0.00	115,000,000.00
				HKD - TOTAL	0.00	645,000,000.00
JPY						
JPY	1286_GMTN1012_00_2	27-Aug-20	27-Aug-20	JPY4,206,000,000 1.50 per cent. Callable Dual Currency Notes due 27 August 2020	0.00	4,206,000,000.00
JPY	1312_GMTN1038_00_2	30-Jul-20	30-Jul-20	JPY1.726bn 1.4% Callable Dual Currency Notes due 30 July 2020	0.00	1,726,000,000.00
JPY	1322_GMTN1046_00_2	25-Aug-20	25-Aug-20	JPY944mn 1.4% Callable Dual Currency Notes due 25 August 2020	0.00	944,000,000.00
				JPY - TOTAL	0.00	6,876,000,000.00
MXN						
MXN	1203_GMTN0932_00_2	27-Jul-20	27-Jul-20	MXN682mn 5.30% Notes due 27 July 2020	0.00	682,000,000.00
MXN	1210_GMTN0939_00_2	28-Aug-20	28-Aug-20	MXN552mn 5.40% Notes due 28 August 2020	0.00	552,000,000.00
				MXN - TOTAL	0.00	1,234,000,000.00
RUB						
RUB	1204_GMTN0933_00_2	27-Jul-20	27-Jul-20	RUB309mn 5.90% Notes due 27 July 2020	0.00	309,000,000.00
				RUB - TOTAL	0.00	309,000,000.00
TRY						
TRY	1213_GMTN0942_00_1	21-Sep-20	21-Sep-20	TRY100mn Zero Coupon Deep Discount Notes due 21 September 2020	0.00	100,000,000.00
				TRY - TOTAL	0.00	100,000,000.00
USD						
USD	1091_GMTN0828_00_1	26-Aug-20	26-Aug-20	USD2bn 1.625% Global Notes due 26 August 2020	0.00	2,000,000,000.00
USD	1091_GMTN0828_01_1	26-Aug-20	26-Aug-20	USD200mn 1.625% Global Notes due 26 August 2020	0.00	200,000,000.00
USD	1091_GMTN0828_02_1	26-Aug-20	26-Aug-20	USD100mn 1.625% Global Notes due 26 August 2020	0.00	100,000,000.00
USD	1150_GMTN0883_00_2	26-Sep-46	28-Sep-20	USD100mn 2.67% Callable Notes due 26 September 2046	100,000,000.00	[b]
USD	1200_GMTN0930_00_2	10-Jul-37	10-Jul-20	USD50mn Zero Coupon Callable Notes due 10 July 2037	50,000,000.00	[b]
				USD - TOTAL	0.00	2,300,000,000.00
ZAR						
ZAR	0948_GMTN0697_00_2	30-Jul-20	30-Jul-20	ZAR70mn 0.50% Deep Discount Notes due 30 July 2020	0.00	70,000,000.00
ZAR	0956_GMTN0704_00_2	28-Aug-20	28-Aug-20	ZAR70mn 0.50% Deep Discount Notes due 28 August 2020	0.00	70,000,000.00
ZAR	0962_GMTN0710_00_2	28-Sep-20	28-Sep-20	ZAR70mn 0.50% Deep Discount Notes due 28 September 2020	0.00	70,000,000.00
ZAR	1368_GMTN1087_00_2	21-Sep-20	21-Sep-20	ZAR220mn 6.33% Notes due 21 September 2020	0.00	220,000,000.00
				ZAR - TOTAL	0.00	2,300,000,000.00

[a] Partially redeemed on indicated Redemption Date

[b] Early terminated on indicated Redemption Date